SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                           SILICONIX INCORPORATED
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                               827079  10  4
                               (CUSIP Number)

       Mr. Timotheus R. Pohl                  Mr. Frank D. Maier
       Daimler-Benz Technology                TEMIC TELEFUNKEN
       Corporation                            microelectronic GmbH
       375 Park Avenue                        Theresienstrasse 2
       Suite 3001                             74072 Heilbronn
       New York, New York 10152               Federal Republic of Germany
       (212) 909-9700                         011-49-7131-67-0

                              with a copy to:

                             J. Michael Schell
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-3000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                    December 11, 1997/December 16, 1997
          (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a Statement on
  Schedule 13G to report the acquisition which is the subject of this
  Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

            Check the following box if a fee is being paid with the statement: [ ]


                   This Amendment No. 7 amends and supplements the statement on Schedule 13D (the "Schedule 13D") of Daimler-Benz Technology Corporation, a New York corporation ("DBTC"), and TEMIC TELEFUNKEN microelectronic GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("TEMIC"), filed with the Commission on November 14, 1988, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 6, 1989, as amended by Amendment No. 2 to the Schedule 13D filed with the Commission on March 30, 1990, as amended by Amendment No. 3 to the Schedule 13D filed with the Commission on May 15, 1990, as amended by Amendment No. 4 to the
         Schedule 13D filed with the Commission on July 24, 1990, as amended by Amendment No. 5 to the Schedule 13D filed with the Commission on January 4, 1991, as amended and restated by Amendment No. 6 to the Schedule 13D filed with the Commission on December 8, 1997, relating to the common stock, par value $0.01 per share, of Siliconix incorporated, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning as set forth in the Schedule 13D.


         Item 4.   Purpose of Transaction.

                   Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

                   On December 11, 1997, the designees of TEMIC on the Board of Directors of the Company participated in a meeting of such Board of Directors at which the Board passed certain resolutions concerning a possible sale of the DB Companies' ownership interest in the Company, consisting of 8,010,000 shares of Company Common Stock (the "Shares"), in connection with a sale by the DB Companies of the semiconductor activities of the Daimler-Benz group which are presently concentrated in TEMIC Semiconductor GmbH, a newly formed subsidiary of TEMIC, and certain other affiliates of the DB Companies, including the Company. The resolutions are filed as
         Exhibit 9 to this Amendment No. 7 and are incorporated herein by reference.

                   On December 16, 1997, TEMIC, acting for itself and also on behalf of Delengate Limited and Daimler-Benz Aerospace Aktiengesellschaft, and DBTC entered into a stock purchase agreement with Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Vishay Acquisition"),
         "PAMELA" Verwaltungsgesellschaft mbH ("Pamela") and
         Vishay Intertechnology, Inc. as guarantor, providing, among other things, for the sale to Pamela of TEMIC's ownership interest in TEMIC Semiconductor GmbH and the sale to Vishay Acquisition of the Shares (the "Stock Purchase Agreement"). The closing of the transactions is conditioned upon obtaining necessary antitrust approvals, among other things. The Stock Purchase Agreement is attached hereto as Exhibit 10 and is incorporated herein by reference.

                   At the closing of the transactions contemplated by the Stock Purchase Agreement, DBTC will be obligated to deliver the resignations as of the Effective Time (as defined in the Stock Purchase Agreement) of three of the Company's current directors. In addition, TEMIC and DBTC have agreed to cause, effective as of the Effective Time, up to three nominees selected by Vishay Acquisition to fill the vacancies created by such resignations.


         Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

                   Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

                   Reference is made to Item 4 and to Exhibit 10 referred to therein which is hereby incorporated herein by reference.


         Item 7.   Materials to be Filed as Exhibits.

         Exhibit 9  --       Resolutions concerning a possible
                             sale of the DB Companies' ownership
                             interest in the Company, adopted
                             December 11, 1997 by the Board of
                             Directors of the Company.

         Exhibit 10 --       Stock Purchase Agreement, dated
                             December 16, 1997, among TEMIC
                             TELEFUNKEN microelectronic GmbH,
                             acting for itself and also on behalf
                             of Delengate Limited and Daimler-Benz
                             Aerospace Aktiengesellschaft,
                             Daimler-Benz Technology Corporation,
                             Vishay TEMIC Semiconductor
                             Acquisition Holdings Corp. and
                             "PAMELA" Verwaltungsgesellschaft mbH
                             and Vishay Intertechnology, Inc., as
                             guarantor.


                                  SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  December 18, 1997

                            DAIMLER-BENZ TECHNOLOGY CORPORATION

                            By:  /s/ Timotheus Pohl
                                 _______________________________
                                 Name:  Timotheus R. Pohl
                                 Title: President

                            By:  /s/ HS Traison
                                 _______________________________
                                 Name:  H.S. Traison
                                 Title: Treasurer/Secretary

                            TEMIC TELEFUNKEN MICROELECTRONIC GMBH

                            By:  /s/ Muehlbayer
                                 ________________________________
                                 Name:  Dr. Michael Muehlbayer
                                 Title: Executive Vice President, CFO

                            By:  /s/ Staiger
                                 _______________________________
                                 Name:  Hans-Ulrich Staiger
                                 Title: Executive Vice President, HR


                                Exhibit Index

         Exhibits filed
            herewith

         Exhibit 9  --   Resolutions concerning a possible sale of
                         the DB Companies' ownership interest in the Company, adopted December 11, 1997 by the
                         Board of Directors of the Company.

         Exhibit 10 --   Stock Purchase Agreement, dated December
                         16, 1997, among TEMIC TELEFUNKEN
                         microelectronic GmbH, acting for itself and also on behalf of Delengate Limited and Daimler-Benz Aerospace Aktiengesellschaft,
                         Daimler-Benz Technology Corporation, Vishay
                         TEMIC Semiconductor Acquisition Holdings
                         Corp. and "PAMELA" Verwaltungsgesellschaft mbH and Vishay Intertechnology, Inc., as guarantor.